UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of August 2022

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-221462, 333-233069, 333-260974 and 333-262820) of ObsEva SA (including any prospectuses forming a part of such registration statements) and the registration statements on Form S-8 (Registration No. 333-216170, 333-231629 and 333-249457 and 333-263234) of ObsEva SA and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXPLANATORY NOTE

On July 31, 2022, ObsEva SA (the “Company”) entered into an amendment and forbearance agreement (the “Amendment”) with certain funds and accounts managed by JGB Management, Inc. (“JGB”), in relation to the Company’s amended and restated securities purchase agreement (the “Securities Purchase Agreement”), deemed dated as of October 12, 2021, that certain Senior Secured Convertible Note due October 12, 2024, in the aggregate original principal amount of $31,496,063 (the “First Tranche Note”), and that certain Senior Secured Convertible Note due January 28, 2025, in the aggregate original principal amount of $10,500,000 (the “Second Tranche Note” and together with the First Tranche Note, the “Outstanding Notes”, and together with the Securities Purchase Agreement and ancillary agreements thereto, the “Transaction Agreements”), with JGB. Prior to entering into the Amendment, the Company’s previously announced application to the courts of competent jurisdiction of the Swiss canton of Geneva for a preliminary moratorium resulted, and/or may result, in certain events of default under the Outstanding Notes (the “Events of Default”).

Pursuant to the Amendment, the Company and JGB agreed to apply the $31,000,436 cash balance of the Company (the “Account Balances”) previously held in a control account in accordance with the Transaction Agreements against the Outstanding Notes on a pro rata basis, and JGB waived any application of a 25% prepayment premium permitted under the Outstanding Notes with respect to the Account Balances. In addition, JGB has agreed to refrain and forebear from exercising or pursuing any rights or remedies under the Transaction Agreements with respect to the Events of Default until the earlier to occur of (i) October 29, 2022, (ii) the occurrence of any event of default under the Transaction Agreements (other than the Events of Default), and (iii) the date upon which a preliminary moratorium has been granted by the courts of competent jurisdiction of the Swiss canton of Geneva. In exchange for the waiver of the prepayment penalty and forbearance on exercising such rights and remedies, $1,500,000 was added to the outstanding principal balance under the Outstanding Notes, resulting in an aggregate outstanding balance of approximately $11,000,000 under the Outstanding Notes, the conversion price of the Outstanding Notes was adjusted to a conversion price of $0.26 per share (subject to adjustment as provided in the Outstanding Notes) and the Company’s right to mandatory conversion of any convertible notes issued pursuant to the Securities Purchase Agreement, including the Outstanding Notes, was terminated. In addition, JGB is no longer obligated to fund any future mandatory or optional tranche closing under the Securities Purchase Agreement. Except as provided herein and in the Amendment, the terms of the Transaction Agreements remained unchanged.

A copy of the Amendment is attached as Exhibit 99.2 hereto, and is incorporated herein by reference. The foregoing description of the Amendment does not purport to be complete and is qualified in its entirety by reference to such exhibit.

On August 1, 2022, the Company issued a press release announcing that it had entered into the Amendment. A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

FORWARD-LOOKING STATEMENTS

Statements in this Form 6-K that are not strictly historical in nature, including but not limited to, statements regarding the potential impact of the Amendment and the Company’s planned restructuring and application to the Swiss court for a preliminary moratorium. These statements are only predictions based on current information and expectations and involve a number of risks and uncertainties. Actual events or results may differ materially from those projected in any of such statements due to various factors, including risks and uncertainties in the outcome and potential impact of the Company’s filing for preliminary moratorium, including with respect to the Company’s agreements with third parties, including the Amendment and the Transaction Agreements, and in the Company’s ability to successfully restructure its operations and refocus its development and commercialization strategy, and other risks and uncertainties that are described in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2021 filed with SEC on March 10, 2022 and in the Report on Form 6-K filed with the SEC on May 17, 2022 and other filings the Company makes with the SEC. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. This caution is made under the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof, except as required by law.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated August 1, 2022.

99.2	Amendment and Forbearance Agreement, dated as of July 31, 2022, by and among the Company, the Subsidiary Guarantors and the Holder.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: August 1, 2022	By:	/s/ Brian O’Callaghan
Name Brian O’Callaghan
Title: Chief Executive Officer